UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Toast, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000001 per share

(Title of Class of Securities)

888787108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888787108	Page 2 of 15

1	NAME OF REPORTING PERSONS GV 2014, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of Toast, Inc. (the “Issuer”) outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

CUSIP No. 888787108	Page 3 of 15

1	NAME OF REPORTING PERSONS GV 2014 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 4 of 15

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 5 of 15

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 6 of 15

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 7 of 15

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 8 of 15

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 9 of 15

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Class A Common Stock of the Issuer outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 888787108	Page 10 of 15

This Amendment No. 1 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 11, 2022 with the Securities and Exchange Commission (the “SEC”). This Amendment amends the Statement as set forth herein.

Item 1(a).	Name of Issuer.

Toast, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

401 Park Drive, Suite 801 Boston, MA 02215

Item 2(a).	Name of Persons Filing.

GV 2014, L.P., a Delaware limited partnership (the “2014 Partnership”)

GV 2014 GP, L.L.C., a Delaware limited liability company (“2014 LLC”)

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2014 Partnership, 2014 LLC, the 2017 Partnership, 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is: 1600 Amphitheatre Parkway Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.000001 per share

Item 2(e).	CUSIP Number.

888787108

CUSIP No. 888787108	Page 11 of 15

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)     Amount Beneficially Owned:

As of December 31, 2022, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

(b)     Percent of Class:

As of December 31, 2022, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 0.0% of the Issuer’s outstanding Class A Common Stock.

This percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 334,425,275 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 14, 2022.

CUSIP No. 888787108	Page 12 of 15

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2014 Partnership	0
2014 LLC	0
2017 Partnership	0
2017 GP	0
2017 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)       Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2014 Partnership	0
2014 LLC	0
2017 Partnership	0
2017 GP	0
2017 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iii)       Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2014 Partnership	0
2014 LLC	0
2017 Partnership	0
2017 GP	0
2017 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)       Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2014 Partnership	0
2014 LLC	0
2017 Partnership	0
2017 GP	0
2017 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

CUSIP No. 888787108	Page 13 of 15

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

Item 10 is not applicable.

CUSIP No. 888787108	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2014, L.P.			GV 2017, L.P.

By:	GV 2014 GP, L.L.C., its General Partner		By:	GV 2017 GP, L.P., its General Partner
			By:	GV 2017 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

GV 2014 GP, L.L.C.			GV 2017 GP, L.P.

			By:	GV 2017 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

ALPHABET HOLDINGS LLC			GV 2017 GP, L.L.C.

	By:	/s/ Kathryn W. Hall		By:	/s/ Inga Goldbard
	Name:	Kathryn W. Hall		Name:	Inga Goldbard
	Title:	Secretary		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

CUSIP No. 888787108	Page 15 of 15

XXVI HOLDINGS INC.		ALPHABET INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Assistant Secretary
Dated:	February 10, 2023	Dated:	February 10, 2023